Guggenheim

Investments

June 19, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention: Rahul Patel

Re:	CurrencyShares® Swedish Krona Trust–

Registration Statement on Form S-1

(Registration No. 333-204824)

Dear Mr. Patel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Financial Officer of Guggenheim Specialized Products, LLC, the sponsor (the “Sponsor”) of the CurrencyShares® Swedish Krona Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) on Tuesday, June 23, 2015 at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Sponsor on behalf of the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Sponsor and the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact counsel for the Trust, Lisa M. Conmy at (312) 832-4356, should you have any questions or comments regarding this request.

GUGGENHEIM SPECIALIZED PRODUCTS, LLC

By:	/s/ Joseph Arruda
Joseph Arruda
Chief Financial Officer